Exhibit 99.1

CMS Ruling Provides Medicare Beneficiaries Access to Astigmatism-Correcting Intraocular Lenses

FORT WORTH, Texas – January 22, 2007 – Alcon Laboratories, Inc., a subsidiary of Alcon, Inc. (NYSE:ACL), announced today that the Centers for Medicare and Medicaid Services (CMS) issued a ruling that allows Medicare beneficiaries undergoing cataract surgery to choose an astigmatism-correcting intraocular lens (IOL). Astigmatism-correcting IOLs, such as Alcon's AcrySof® Toric IOL, reduce or eliminate pre-existing corneal astigmatism at the time of cataract surgery.

Similar to the CMS decision allowing cataract patients access to presbyopia-correcting IOLs, this new ruling allows patients to pay the additional charges for the correction of pre-existing astigmatism while Medicare provides customary reimbursement for cataract surgery.

In addition to this ruling, CMS also noted that it will issue guidance to Medicare contractors, including the specific IOLs impacted by this ruling. Alcon believes that the AcrySof® Toric IOL will be included in the guidance.

"We are very pleased that CMS issued this ruling and look forward to providing the benefits of this technology to Medicare beneficiaries," said Bill Barton, vice president, area president United States and global marketing.

About Alcon

Alcon, Inc. (NYSE: ACL) is the world's leading eye care company with sales of $4.4 billion in 2005. Alcon, which has been dedicated to the ophthalmic industry for more than 50 years, develops manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens care solutions and other vision care products that treat diseases, disorders and other conditions of the eye. For more information on Alcon, Inc., visit the Company's web site at www.alconinc.com.

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Caution Concerning Forward-Looking Statements.
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.   These statements include forward-looking statements specifically related to whether the AcrySof® Toric IOL will be included in the Medicare guidance. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward- looking statements. You should read this press release with the understanding that our actual future results may be materially different from what we expect. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward- looking statements, whether to reflect new information or future events or circumstances or otherwise.

For information, contact:
Doug MacHatton
Alcon Investor Relations
817-551-8974
doug.machatton@alconlabs.com

Carol Massey
Alcon Strategic Corporate Communications
817-551-8058
carol.massey@alconlabs.com

www.alconinc.com